Exhibit 99.1

Canadian Solar Inc. Announces Results of 2022 Annual and Special Meeting of Shareholders

GUELPH, Ontario, June 22, 2022 – Canadian Solar Inc. (the “Company” or “Canadian Solar”) (NASDAQ: CSIQ), today announced that it held its Annual and Special Meeting of Shareholders on June 22, 2022. Each of the proposals submitted for shareholder approval was approved. Specifically, the shareholders approved:

1.	The election of Dr. Shawn (Xiaohua) Qu, Dr. Harry E. Ruda, Mr. Andrew (Luen Cheung) Wong, Mr. Lap Tat Arthur Wong, Ms. Lauren C. Templeton, Mr. Karl E. Olsoni, Mr. Leslie Li Hsien Chang, Mr. Yan Zhuang and Dr. Huifeng Chang each as a director of the Company until the next annual meeting of shareholders of the Company or until their successors are elected or appointed;

2.	The re-appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the auditors of the Company until the close of the next annual meeting of shareholders of the Company at such remuneration as may be fixed by the directors and the authorization of the directors of the Company to fix such remuneration;

3.	A special resolution authorizing and approving the continuance of the Company from the provincial jurisdiction of the Province of British Columbia under the Business Corporations Act (British Columbia) to the provincial jurisdiction of the Province of Ontario under the Business Corporations Act (Ontario).

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery storage solutions, and developer of utility-scale solar power and battery storage projects with a geographically diversified pipeline in various stages of development. Over the past 20 years, Canadian Solar has successfully delivered around 71 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built and connected over 6.6 GWp in over 20 countries across the world. Currently, the Company has around 800 MWp of solar projects in operation, 5.3 GWp of projects under construction or in backlog (late-stage), and an additional 18.5 GWp of projects in pipeline (mid- to early-stage). Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.